UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Bronco Drilling Company
(Name of Issuer)

Common Shares
(Title of Class of Securities)

112211107
(CUSIP Number)

Third Avenue Management LLC
Attn: W. James Hall
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 112211107

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Third Avenue Management LLC (01-0690900)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 0 shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0 shares
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS: 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA

Note: All shares identified above are the Issuer’s common shares, and the percentage in Row 13 above relates to such common shares.

Item 1.    Security and Issuer

This amendment number one (1) to Schedule 13D (this “Amendment No. 1”) is filed on behalf of Third Avenue Management LLC (“TAM”) and relates to shares of common stock, par value $0.01 per share (the “Common Shares”), of Bronco Drilling Company, Inc., an Oklahoma corporation (the “Issuer”), with principal executive offices at 16217 N. May Avenue, Edmond, Oklahoma 73013.  This Amendment No. 1 amends the Schedule 13-D filed with the Commission on April 21, 2011 (the “Schedule 13-D”).

Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13-D
Item 4.    Purpose of Transaction

Item 4 of the Schedule 13-D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the terms of the Merger Agreement, on April 14, 2011, Nomac Acquisition Inc. (“Nomac”) commenced the Tender Offer to acquire all of the issued and outstanding Common Shares of the Issuer at a price of $11.00 per share, in cash, without interest.  Pursuant to the terms of the Tender Agreement, TAM tendered all their Common Shares in the Tender Offer. The Tender Offer expired at 12:00 midnight, New York City time, at the end of the day on Friday, June 3, 2011, and, on June 6, 2011, Nomac accepted for payment all shares of Common Shares of the Issuer validly tendered and not properly withdrawn in the Tender Offer in accordance with the terms of the Tender Offer, including those Common Shares owned by TAM. In addition, pursuant to the terms of the Merger Agreement, on June 6, 2011, Nomac was merged with and into Chesapeake Energy Corporation (“Chesapeake”), with Chesapeake continuing as the surviving corporation.
Item 5.    Interest in Securities of the Issuer

Items 5(a), (b), (c), (d) and (e) of the Schedule 13-D are hereby amended and restated in their entirety as set forth below:

(a) As a result of the transactions described in Item 4 herein, TAM does not beneficially own any Common Shares of the Issuer as of June 6, 2011.

(b) As a result of the transactions described in Item 4 herein, TAM does not beneficially own any Common Shares of the Issuer as of June 6, 2011.

(c) Except for the tender and acceptance of TAM’s Common Shares in the Tender Offer as described in Item 4 herein, no transaction in the Common Shares was effected during the past sixty (60) days by TAM or, to the knowledge of TAM, any of the directors or executive officers of TAM.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares that may be deemed to be beneficially owned by TAM.

(e) As a result of the transactions described in Item 4 herein, TAM does not beneficially own any Common Shares of the Issuer as of June 6, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2011
THIRD AVENUE MANAGEMENT LLC
By: /s/ W. James Hall
Name: W. James Hall
Title: General Counsel